EXHIBIT 12.1

FEI Company

Ratio of Earnings to Fixed Charges

	Year ended December 31,					Thirteen weeks ended
	1998(1)	1999(1)	2000	2001	2002	06/30/02	06/29/03
Earnings (Losses):
Income (loss) from continuing operations before taxes	(13,705)	(2,580)	34,883	55,000	13,668	7,656	2,038
Fixed charges	2,428	2,454	4,002	7,681	13,547	3,593	3,203
Earnings available to cover fixed charges (losses)	(11,277)	(126)	38,885	62,680	27,213	11,245	5,237

Fixed Charges:
Interest expense	1,164	1,162	2,336	5,580	11,067	3,023	2,557
Estimated interest within rental expense	1,264	1,292	1,666	2,101	2,480	570	646
Total fixed charges	2,428	2,454	4,002	7,681	13,547	3,593	3,203

Ratio of Earnings to Fixed Charges	—	—	9.7	8.2	2.0	3.1	1.6

(1) We had no earnings during these periods.

These computations include us and our consolidated subsidiaries.  For these ratios, “earnings” is determined by adding “total fixed charges” back to income from continuing operations before income taxes.  For this purpose, “total fixed charges” consists of interest on all indebtedness and amortization of debt discount and expense, and an interest factor attributable to rentals.